UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)* North Mountain Merger Corp.
(Name of Issuer) Class A common stock, par value $0.0001 per share
(Title of Class of Securities) 661204107
(CUSIP Number) Mike Bell North Mountain LLC 767 Fifth Avenue, 9th Floor New York, NY 10153 (212) 451-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 661204107	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON North Mountain LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,306,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON Harbour Reach Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,306,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON Netherton Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,306,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON Netherton Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,306,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON BlueCrest Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,138,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,138,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON Michael E. Platt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,444,750
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,444,750
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,444,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 661204107	SCHEDULE 13D	Page 8 of 12

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with the Securities and Exchange Commission (the “Commission”) by BlueCrest Capital Management Limited (the “Management Company”), as investment manager to Millais Limited, a Cayman Islands limited company (the “Fund”); North Mountain LLC (the “Sponsor”), a Delaware limited liability company; the Sponsor’s Managing Member, Harbour Reach Holdings LLC (“Harbour Reach”), a Delaware limited liability company: Harbour Reach’s managing member, Netherton Investments Limited (“NIL”), a Guernsey, Channel Islands limited company; the sole shareholder of NIL, Netherton Holdings Limited (“NHL”), a Guernsey, Channel Islands limited company; and Michael E. Platt, a natural person and citizen of the United Kingdom (“Mr. Platt” and, together with the Management Company, the Sponsor, Harbour Reach, NIL, and NHL, the “Reporting Persons”), relating to the shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), of North Mountain Merger Corp., a Delaware corporation (the “North Mountain”). This Amendment No. 1 amends and supplements the original Schedule 13D filed by the Reporting Persons with the Commission on October 2, 2020 (the “Schedule 13D”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and modified to include the following:

As previously disclosed by North Mountain, on December 9, 2021, North Mountain entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among North Mountain, North Mountain Merger Sub Inc., a wholly owned subsidiary of North Mountain (“Merger Sub I”), North Mountain Merger Sub II, LLC, a wholly owned subsidiary of North Mountain (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”) and Corcentric, Inc., a Delaware corporation (“Corcentric”).

Pursuant to the terms of the Merger Agreement, a business combination between North Mountain and Corcentric will be effected through (a) the merger of Merger Sub I with and into Corcentric (the “Initial Merger”), with Corcentric surviving the Initial Merger as a wholly owned subsidiary of North Mountain (Corcentric, in its capacity as the surviving corporation of the Initial Merger, is sometimes referred to as the “Initial Surviving Company”) and (b) immediately following the Initial Merger, a merger of the Initial Surviving Company with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Subsequent Merger (Merger Sub II, in its capacity as the surviving entity of the Subsequent Merger, is sometimes referred to herein as the “Surviving Company”). The Mergers and the other transactions contemplated by the Merger Agreement are collectively hereafter referred to as the “Business Combination.” The closing of the Business Combination (the “Closing”) is subject to the receipt of the requisite approval of the stockholders of each of North Mountain and Corcentric and the fulfillment of certain other conditions.

Share Vesting and Warrant Surrender Agreement

In connection with the execution of the Merger Agreement, North Mountain entered into a share vesting and warrant surrender agreement (the “Share Vesting and Warrant Surrender Agreement”) with the Sponsor, which provides that immediately prior to, and contingent upon, the consummation of the Closing (the “Surrender Effective Time”) (i) the Sponsor will surrender 4,145,000 private placement warrants of North Mountain held by the Sponsor prior to the Closing, a portion of which will be transferred and delivered to the Subscribers (as defined below) in the amounts set forth in and pursuant to the Subscription Agreements (as defined below) (including any Subscription Agreements entered into after the date of the Share Vesting and Warrant Surrender Agreement) and the remainder of which will be cancelled by North Mountain upon the Surrender Effective Time in exchange for 1,400,000 newly issued shares of Class A common stock (the “Warrant Shares”), subject to certain vesting conditions set forth in the Share Vesting and Warrant Surrender Agreement, (ii) at the Closing, all shares of North Mountain’s Class B common stock, par value $0.0001 per share (“North Mountain Class B Common Stock”) held by the Sponsor (or shares of Class A common stock issued or issuable upon conversion thereof) and all Warrant Shares will become unvested, (iii) an aggregate of 2,603,126 of the shares of North Mountain Class B Common Stock and Warrant Shares will vest immediately following Closing and (iv) the remainder of the Sponsor’s shares of North Mountain Class B Common Stock and Warrant Shares will, at the Surrender Effective Time, be subject to the vesting and surrender provisions set forth in the Share Vesting and Warrant Surrender Agreement, pursuant to which such shares will vest in two equal tranches if the stock price level is greater than or equal to $12.50 per share (the “$12.50 Share Price Milestone”) or $15.00 per share (the “$15.00 Share Price Milestone”), in each case for 20 trading days within any consecutive 30-trading day period

CUSIP No. 661204107	SCHEDULE 13D	Page 9 of 12

within five years of Closing, subject to equitable adjustment to reflect any subdivision, stock split, cash or stock dividend, reorganization, combination, recapitalization or similar transaction with respect to the Class A common stock. In addition, the shares subject to the $12.50 Share Price Milestone or the $15.00 Share Price Milestone will accelerate vesting upon certain acceleration events, including a change of control transaction that occurs within five years of Closing. Any shares subject to vesting pursuant to the Share Vesting and Warrant Surrender Agreement will be surrendered to the extent such shares remain unvested following the five year anniversary of the Closing.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, North Mountain, the Sponsor and certain stockholders of Corcentric entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), which will become effective upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, North Mountain agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within 30 days of the closing of the Business Combination. Additionally, the Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of North Mountain Common Stock held by Sponsor Holders (as defined therein) immediately following Closing. Such restrictions begin at Closing and end on the earlier of the earlier to occur of (A) the date that is one year following the date of the Closing and (B) subsequent to the Closing, (x) if the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing (as such term is defined in the Merger Agreement) or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. Up to twice in any 12-month period, certain legacy North Mountain and Corcentric stockholders may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $30,000,000 or all of such holders’ remaining registrable securities. North Mountain also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that North Mountain will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Subscription Agreements

In connection with the execution of the Merger Agreement, North Mountain entered into subscription agreements (the “Subscription Agreements”) with, among other subscribers, the Fund (together with the other subscribers, the “Subscribers”), pursuant to which (i) the Subscribers have agreed to purchase, and North Mountain has agreed to sell the Subscribers, an aggregate of 5,000,000 shares of Class A common stock for a purchase price of $10.00 per share and at an aggregate purchase price of $50,000,000 and (ii) North Mountain will transfer to each Subscriber one-half of one warrant for each share of Class A common stock purchased, which warrants will be “Public Warrants” under the warrant agreement, dated as of September 17, 2020, by and between North Mountain and Continental Stock Transfer & Trust Company. Pursuant to the Subscription Agreements, the Fund subscribed for 2,000,000 shares of Class A common stock. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, (i) at least 5,000,000 shares of Class A common stock remaining outstanding immediately prior to the consummation of the Business Combination after giving effect to the completion of the Redemption Offer, and with respect to which North Mountain has not entered into a forward purchase agreement that would obligate North Mountain to purchase the shares at a future date and (ii) customary closing conditions and the consummation of the Business Combination. The Subscription Agreements provide that North Mountain will grant the Subscribers certain customary registration rights.

The foregoing descriptions of the Share Vesting and Warrant Surrender Agreement, the Registration Rights Agreement and the Subscription Agreements are not complete and are subject to, and qualified in their entirety by reference to, the full text of the agreements, copies of which are filed as exhibits hereto and incorporated herein by reference.

CUSIP No. 661204107	SCHEDULE 13D	Page 10 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and modified to include the following:

The additional information furnished in Item 4 of this Amendment No. 1 is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and modified to include the following:

Exhibit 7:	Agreement and Plan of Merger dated as of December 9, 2021, by and among North Mountain Merger Corp., North Mountain Merger Sub Inc., North Mountain Merger Sub II, LLC and Corcentric, Inc. (incorporated by reference to Exhibit 2.1 to North Mountain’s Current Report on Form 8-K filed with the Commission on December 10, 2021)

Exhibit 8:	Form of Share Vesting and Warrant Surrender Agreement (incorporated by reference to Exhibit E to Exhibit 2.1 to North Mountain’s Current Report on Form 8-K filed with the Commission on December 10, 2021)

Exhibit 9:	Form of Registration Rights Agreement (incorporated by reference to Exhibit C to Exhibit 2.1 to North Mountain’s Current Report on Form 8-K filed with the Commission on December 10, 2021)

Exhibit 10:	Form of Subscription Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to North Mountain’s Current Report on Form 8-K filed with the Commission on December 10, 2021)

CUSIP No. 661204107	SCHEDULE 13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

NORTH MOUNTAIN LLC

By:	Harbour Reach Holdings LLC, its Managing Member

By:	Netherton Investments Limited, its Managing Member

By:	/s/ Mike Bell
	Name:	Mike Bell
	Title:	Director

HARBOUR REACH HOLDINGS, LLC

By:	Netherton Investments Limited, its Managing Member

By:	/s/ Mike Bell
	Name:	Mike Bell
	Title:	Director

NETHERTON INVESTMENTS LIMITED

By:	/s/ Mike Bell
	Name:	Mike Bell
	Title:	Director

NETHERTON HOLDINGS LIMITED

By:	/s/ Mike Bell
	Name:	Mike Bell
	Title:	Director

CUSIP No. 661204107	SCHEDULE 13D	Page 12 of 12

BLUECREST CAPITAL MANAGEMENT LIMITED

By:	/s/ Mike Bell
	Name:	Mike Bell
	Title:	Alternate Director

/s/ Steven Pariente
Steven Pariente, Attorney-In-Fact for Michael E. Platt